LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

April 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Draft Registration Statement on Form S-1
Submitted February 24, 2021
CIK No. 0001836754

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 22, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

DRS on Form S-1 filed February 24, 2021

Use of Proceeds, page 42

1.	Please revise this section to state the approximate amount of proceeds to be used for each identified use of proceeds. If you have no such specific plans for the proceeds, or a significant portion thereof, please state that this is the case and discuss the principal reasons for the offering. You indicate that a portion of the net proceeds may be used to finance future acquisitions. Please tell us whether any such acquisitions are currently planned; if so, provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K and if not, please state that you have no such planned acquisitions. In addition, we note that you may use a portion of the proceeds to repay debt; if the debt was incurred within the past year, describe the use of the proceeds of the debt per Instruction 4 to Item 504 of Regulation S-K.

RESPONSE:

The Company has revised its disclosure in the Registration Statement to set forth the approximate amount of proceeds that will be used for each identified use of proceeds. In addition, the Company has revised its disclosure to indicate that although the Company intends to use the net proceeds for future acquisitions, no such acquisitions are currently planned. Furthermore, the Company intends to use a portion of the proceeds to repay outstanding debt; however, such debt was not incurred within the past year. Accordingly, no disclosure is required pursuant to Instruction 4 to Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

2.	Please revise this section to elaborate upon and explain the trend of losses for the fiscal years ended December 31, 2019 and 2020, with a view towards understanding how and whether such trend may impact your ability to be profitable in the future. For example, we note the trends of materially increased enrollment and decreased losses; if the trend of increased enrollment impacts your trend of losses, please discuss.

RESPONSE:	The Company has revised its disclosure to elaborate upon and explain the trend of losses for the fiscal years ended June 30, 2019 and 2020, with a view towards understanding how and whether such trend may impact the Company’s ability to be profitable in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates, page 52

3.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

●	the percentage by which fair value exceeded carrying value at the date of the most recent test;

●	the amount of goodwill allocated to the reporting unit;

●	a detailed description of the methods and key assumptions used and how the key assumptions were determined;

●	a discussion of the degree of uncertainty associated with the assumptions; and

●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

RESPONSE:	The Company has revised its disclosure on page 53 to indicate that it tests goodwill and other indefinite-lived assets for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company has further revised its disclosure to indicate that there were no goodwill or other indefinite-lived intangible asset impairments for the periods presented, and that based on current qualitative impairment tests, goodwill and other indefinite-lived intangible assets are not as risk of failing.

Results of Operations, page 54

4.	Reference is made to your discussion of your income tax benefits on page 55. You state that you had pre-tax income in 2019; however, you had a pre-tax loss in 2019. Please revise to refer to the pre-tax loss and discuss the change from fiscal 2019 to fiscal 2020.

RESPONSE:	The Company has revised its disclosure to refer to the pre-tax loss and to discuss the change from fiscal 2019 to fiscal 2020.

Executive and Director Compensation, page 90

5.	We note that your Chief Executive Officer received a stock award covering 1,200,000 units restricted for five years granted on April 1, 2020. Please revise to provide more detail regarding how you arrived at the amount paid with respect to the stock award and the factors considered in making the award. For example, discuss whether the award granted under a compensation plan, based on the achievement of a goal, or otherwise. Please see Item 402(o)(4) of Regulation S-K.

RESPONSE:	The Company has revised its disclosure to indicate that the amount paid with respect to the stock award was $1.00 per unit which was based upon the price at which the Company sold its units immediately prior to such grant of units to the Company’s Chief Executive Officer. The Company has further revised its disclosure to discuss the Chief Executive Officer’s contributions to the Company as consideration for the grant.

Consolidated Statements of Operations, page F-4

6.	Please revise to present basic and diluted per unit amounts. Refer to ASC 260-10-45. Please also tell us what pro forma net loss per share represents and why it is appropriately presented. Revise the related disclosure on page F-12 to better explain what it represents.

RESPONSE:	The Company has revised its disclosure to present basic and diluted per share amounts and to better explain what pro forma net loss per share represents.

Notes to Consolidated Financial Statements

Acquisitions

Advanced Health Services, LLC dba Integrity College of Health (Integrity), page F-15

7.	We note on December 31, 2019, the Company purchased a 24.5% interest of Integrity with an exclusive option to purchase a larger ownership interest which occurred September 15, 2020. The acquisition of a 100% interest was deemed to be effective as of December 31, 2019. Please explain why it was appropriate to include a 100% acquired interest in your financial statements as of December 31, 2019.

RESPONSE:

The Company consolidated Integrity in reliance on Rule 3A-02(a) under Regulation S-X which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Pursuant to the Membership Interest Purchase Agreement by and among Legacy Education, L.L.C., Advanced Health Services, LLC D/B/A Integrity College of Health (“Integrity”) and Marion Beatrice Martin (the “Sole Member”) dated December 31, 2019, the Company possessed an exclusive option to acquire the balance of the ownership interest in Integrity, or 75.5%, for a nominal amount of $100, and the acquisition of the remaining interest in Integrity in the near term was probable as the Company had advanced $730,097 to Integrity in anticipation of acquiring 100% of the Sole Member’s interest in Integrity.

Based upon the foregoing, the Company determined to consolidate Integrity in reliance on Rule 3A-02(a) under Regulation S-X because it believed consolidation was necessary in order to present fairly the Company’s financial position and results of operations.

Note 15 - Income Tax, page F-26

8.	Reference is made to the second paragraph. Please revise to discuss the periods presented rather than June 30, 2018. In addition, a cumulative loss in recent years is a significant piece of negative evidence supporting that a valuation allowance is needed. Refer to ASC 740-10-30-23. Please explain the negative and positive evidence you considered in concluding that a valuation allowance in not needed.

RESPONSE:

Pursuant to the guidance set forth in ASC 740-10-30-23, the Company determined and revised its disclosure to indicate that it has no valuation allowance as of the periods presented.

The Company incurred losses before income tax benefit of $1,055,294 and $1,692,774 for the years ended June 30, 2020 and June 30, 2019, respectively. As noted in the Staff’s Comment Letter, this is a significant piece of negative evidence supporting that a valuation allowance would be needed.

In making its determination with respect to whether a valuation allowance is needed, the Company also considered the following positive evidence. The Company generated income before taxes of $372,415 and $1,235,498 for the years ended June 30, 2018 and June 30, 2017, respectively. The loss for the year ended June 30, 2020 included a one-time charge in the total amount of $2,200,000 for membership compensation issued to the President of the Company and an outside consultant. The loss was offset by $1,402,039 from the forgiveness of a loan pursuant to the Paycheck Protection Program. The Company had a net loss before taxes of $257,333, prior to this one-time charge and the loan forgiveness (an 85% decrease from the net loss before income tax benefit from the prior fiscal year). The Company also considered that it had realized $114,136 of deferred tax benefit for the year ended June 30, 2020.

Furthermore, the Company incurred significant advertising and marketing expense during the above periods and increased its personnel and related payroll in preparation for the future projected increase in enrollment. The Company increased its advertising and marketing expense from $320,879 for the year ended June 30, 2018 to $783,944 for the year ended June 30, 2019 and further increased such expense to $1,446,515 for the year ended June 30, 2020. The increase in advertising and marketing expense directly related to the increase in enrollment from 2019 to 2020. Enrollment increased from 690 students as of June 30, 2019 to 939 students as of June 30, 2020, and to approximately 1,200 as of December 31, 2020. The enrollment increases resulted in an increase of revenue year over year. Although the Company expects a decrease in marketing and advertising expense in the future, it continues to expect an increase in new enrollments.

The Company also had forecasted revenue of approximately $23,190,000 and income before taxes of approximately $2,073,000 for the year ended June 30, 2021 based on enrollment increases. As of the date the financial statements were issued on December 31, 2020, year-to-date internal financial statements were available through November 30, 2020, in which the Company had interim revenue of approximately $9,000,000 and income before taxes of approximately $633,000 for the five months then ended.

Management has concluded that a valuation allowance is not needed because the weight of the positive evidence set forth above exceeds the weight of the negative evidence set forth above.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By:	LeeAnn Rohmann
Title:	Chief Executive Officer